No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On November 14, 2006, Honda Motor Co., Ltd. announced that its brand new mini car “Zest” went on sale in March 2006, and achieved the highest 6-star collision safety test rating, meeting the fiscal year 2007 (ending March 31, 2007) requirement in The New Car Assessment Japan – a first for mini cars. In addition, it achieves advanced performance such as the fourth level in pedestrian head protection and demonstrates outstanding overall safety performance.

Exhibit 2:

On November 27, 2006, Honda Motor Co., Ltd., announced its automobile production, domestic sales, and export results for the month of October 2006. (Ref.#C06-105)

Exhibit 3:

On November 28, 2006, Honda del Peru S.A. (HDP) announced plans to establish a wholly-owned manufacturing subsidiary, Honda Selva del Peru S.A. (HSP), which began construction of a new plant in Iquitos, Loreto, in December. HSP will begin production of motorcycles in 2007, in order to meet growing demand in Peru.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: December 20, 2006

Honda Zest Achieves Highest Collision Safety Test Rating of 6 Stars

Meeting FY 2007 Requirement in The New Car Assessment Japan

— First time for a mini car to achieve 6-stars for both driver and front seat passenger —

Honda’s brand new mini car “Zest” went on sale in March 2006, and achieved the highest 6-star collision safety test rating, meeting the fiscal year 2007 (ending March 31, 2007) requirement in The New Car Assessment Japan – a first for mini cars. In addition, it achieves advanced performance such as the fourth level in pedestrian head protection and demonstrates outstanding overall safety performance.

Zest adopts Honda’s Advanced Compatibility Engineering body structure that substantially improves self-protection performance and helps reduce the impact to the other vehicle in a collision by efficiently absorbing and dispersing collision forces in the engine room.

For the body frame structure, use of high-tensile steel was expanded substantially to achieve a body structure which absorbs a high percentage of the collision forces coming from any directions.

Moreover, a structure was adopted for the front part of the body that softens the impact as it is the area of a vehicle which is more likely to injure pedestrians in an accident. In addition to conforming to the “pedestrian head protection technical standard” set by the Ministry of Land, Infrastructure and Transport, Honda has established voluntary standards to mitigate injuries to a pedestrian’s lower body.

Honda has placed safety issues as one of the primary responsibilities of an automaker and has been promoting real world collision safety research including collision tests using Honda’s indoor car-to-car omnidirectional crash test facility. Honda will continue to proactively address these initiatives.

Zest G	Frontal crash test

Ref.# C06-105

Honda Achieves Record Monthly Worldwide, Domestic and Overseas Auto

Production

November 27, 2006 – Honda Motor Co., Ltd., today announced its automobile production, domestic sales, and export results for the month of October 2006.

<Production>

For the fifteenth consecutive month since August 2005, worldwide production increased in October over the same month a year ago. Honda achieved a new monthly record for the month of October.

Mainly due to an increase in production for overseas market, it is the fifth consecutive month since June 2006 for a year on year increase in domestic production. Honda achieved a new monthly record for the month of October.

Due to production increases in North America and in Asia, overseas production increased compared to the same month a year ago for the fifteenth consecutive month since August 2005. Honda achieved a new monthly record for overseas production for the month of October, including record production in North America and in Asia.

<Japan Domestic Sales>

Total domestic sales decreased compared to the same month a year ago for the first time in the last two months since August 2006.

Due to decreased sales of Air Wave and Step Wagon, it is the seventh consecutive month, since April 2006 that new vehicle registrations declined compared with sales in October 2005.

Mainly due to a decrease in sales of Life, mini-vehicle sales decreased compared to the same month a year ago for the first time in the last eight months since February 2006.

<Vehicle registrations ~ excluding mini vehicles>

Stream was the industry’s fourth best selling car among new vehicle registrations for the month of October, with sales of 6,993 units, it was Honda’s best selling car for the month of October. Fit ranked as the industry’s fifth best selling car among new vehicle registrations for the month of October, with sales of 6,723 units.

<Mini vehicles ~ under 660cc>

Life ranked as the industry’s sixth best selling vehicle among mini vehicles, with sales of 6,146 units. Zest was the industry’s tenth best selling vehicle among mini vehicles for the month of October, with sales of 4,776 units.

<Exports from Japan>

Primarily due to increase in exports to North America, total exports increased over the same month a year ago for the fifth consecutive month since June 2006.

Production

	October		Year-to-Date Total (Jan - Oct 2006)
	Units	Vs.10/05	Units	Vs.2005
Domestic	122,814	+23.7%	1,089,954	+3.8%
Overseas (CBU only)	200,259	+11.6%	1,931,911	+7.6%

Worldwide Total	323,073	+15.9%	3,021,865	+6.2%

Production by Region
	October		Year-to-Date Total (Jan - Oct 2006)
	Units	Vs.10/05	Units	Vs.2005
North America	122,681	+3.9%	1,172,221	+3.6%
(USA only)	87,563	+2.7%	825,429	+4.5%
Europe	13,837	-3.7%	157,039	+0.3%
Asia	54,925	+35.5%	523,531	+18.1%
(China only)	33,163	+68.2%	286,459	+31.6%
Others	8,816	+36.6%	79,120	+22.5%

Overseas Total	200,259	+11.6%	1,931,911	+7.6%

Japan Domestic Sales
	October		Year-to-Date Total (Jan - Oct 2006)
Vehicle type	Units	Vs.10/05	Units	Vs.2005
Registrations	32,386	-8.7%	350,641	-11.3%
Mini Vehicles	18,051	-1.5%	230,566	+10.4%

Honda Brand Total	50,437	-6.2%	581,207	-3.8%

Exports from Japan
	October		Year-to-Date Total (Jan - Oct 2006)
	Units	Vs.10/05	Units	Vs.2005
North America	35,741	+107.9%	292,648	+38.0%
(USA only)	34,072	+125.4%	263,981	+40.2%
Europe	9,866	-4.0%	107,458	-6.7%
Asia	1,204	-19.6%	14,986	+4.4%
Others	10,674	+2.1%	97,839	+6.9%

Total	57,485	+45.8%	512,931	+18.4%

Ref.#C06-106

Honda to Build New Motorcycle Plant in Peru

Lima, Peru, November 28, 2006 – Honda del Peru S.A. (HDP) today announced plans to establish a wholly-owned manufacturing subsidiary, Honda Selva del Peru S.A. (HSP), which will begin construction of a new plant in Iquitos, Loreto, in December. HSP will begin production of motorcycles in 2007, in order to meet growing demand in Peru.

The motorcycle market in Peru has been growing rapidly since 2004. The total market reached approximately 63,000 units in 2005, a 29% increase from 2004, and is expected to reach 90,000 units in 2006. Moreover, in the near future, the overall market in Peru is expected to reach the level of 200,000 units annually, due to the continuous growth of population and income average.

Honda’s motorcycle sales in Peru reached approximately 12,000 units in 2005, a 35% increase from 2004. Honda expects to sell approximately 20,000 units in 2006, with further expansion expected in the future.

HSP will be built in the Selva (Amazon) area with a capital investment of US$2 million. The plant will have an annual capacity of 25,000 units. The new 6,500 m2 plant building will be located on a 30,000 m2 site and will begin production of the first model, NXR125, in late 2007. The potential capacity is expandable up to 100,000 units in the future with additional expansion of the building and the equipment.

Honda will continue to provide attractive products in a timely manner in order to meet market demand and the growing needs of its customers.

Honda del Peru S.A.
Establishment:	January 1974
Began Operations:	October 1976
Location:	Lima, Peru
Capital Investment:	US$ 12.52 million
Capitalization Ratio:	100% Honda Motor Co., Ltd.
Representative:	Terumi Shibasaki, President
Business:	Import and sales of Honda motorcycles, automobiles, and power products
Employment:	71 associates (as of October 2006)

Honda Selva del Peru S.A.
Establishment:	September 2006
Production start:	The latter half of 2007
Location:	Iquitos, Loreto, Peru
Capital Investment:	US$ 2 million
Capitalization Ratio:	100% Honda del Peru S.A.
Representative:	Terumi Shibasaki, President
Business:	Production of Honda motorcycles
Annual capacity:	25,000 units
Employment:	34 associates (as of the latter half of 2007)
Production model:	NXR125